UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated August 25, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 3, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Confirms Base-Metal Breccia Pipe at San Luis, Peru

Vancouver, B.C., August 25, 2008: Esperanza Silver Corporation (TSX.V: EPZ) is pleased to provide this update on its 45%-owned San Luis gold/silver and base-metal project in Peru. Esperanza has been informed by Silver Standard Resources Inc., joint-venture partner and project operator, of the following results and on-going activities. Highlights include:

•

BP Base-Metal Zone Drilling

o

Drill hole BP-134 intersected 72 meters containing 45 g/t silver and 0.41% copper.

o

Drill hole BP-136 intersected 125 meters containing 47 g/t silver, 2.38% zinc and 2.45% lead.

o

Drill hole BP-137 intersected 83 meters containing 27 g/t silver, 1.47% zinc and 1.62% lead.

•

High-Grade Gold and Silver Ayelén Vein

o

Contractor proposals were received for the development of three exploration tunnels. Mobilization of personnel is expected by the fourth quarter.

o

A request for proposals to complete a final feasibility study was issued and four groups have made a site visit.

o

Resource update is ongoing with results expected soon.

The BP Zone – A base-metal/silver breccia pipe

The BP Zone lies approximately six kilometers southeast of the high-grade gold and silver Ayelén Vein and is considered to be a separate mineralized area. Drilling during 2008 has outlined the presence of a large base-metal breccia pipe containing silver mineralization. The pipe appears to be localized in a northwest trending structural corridor.  Mineralization starts at surface and is currently defined over an area measuring 150 meters by 300 meters. A pattern of base-metal mineralization is becoming clearer, with copper concentrated more in the southwestern portion surrounded by a halo of zinc and lead mineralization. Please see the attached table of detailed drill results.

Reconnaissance mapping and sampling in the area has identified additional drill targets which will be tested in the third and fourth quarters.

Underground Development at Ayelén

Proposals were received from three mining contractors to begin the development of exploration drifts along the Ayelén Vein. Approximately 1,500 meters of tunnel are planned on three levels each separated vertically by 50 meters. Esperanza has been informed by Silver Standard that the contractor proposals are being evaluated together with the alternative of hiring the joint venture’s own work force. Mobilization of tunneling crews is expected to begin by the fourth quarter of this year.

A new resource estimate of the Ayelén vein system is now underway and results are anticipated early in the fourth quarter.

Infrastructure Being Further Developed

Esperanza has also been informed that Ayelén’s new camp facilities with capacity for 80 people are now 70% complete. Crews have also been mobilized to ready other infrastructure necessary to begin tunneling.

Ayelén Feasibility Study Being Initiated

The joint-venture partners approved the initiation of a full feasibility study. Requests for proposals were issued and four engineering groups have made a site visit. Proposals will be reviewed and a contract is expected to be awarded prior to the end of the third quarter.

About Esperanza

Esperanza is an emerging precious-metals producer focused on advancing the development of its two principal properties: the San Luis gold and silver and base-metal joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  Kenneth C McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under National Instrument 43-101 responsible for the San Luis exploration program.  He has verified the data disclosed in this news release.  Field work has been conducted by joint-venture personnel under his supervision.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration and development work, the availability of mining personnel and drill rigs, the ability to develop and finance any proposed mine, and the availability of equipment, supplies and personnel at economic rates to make the property viable at then prevailing metals prices.

 The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.

Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility

 for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

San Luis Joint Venture
		BP Zone 2008 Drilling Summary

Hole Number	From	To	Interval	Au	Ag	Cu	Zn	Pb
	m	m	m	g/t	g/t	%	%	%

134-SL-BP	3.0	75.0	72.0	0.02	45.23	0.41	0.25	0.25
incl.	18.8	61.5	42.7	0.03	68.23	0.58	0.25	0.26
	115.5	139.5	24.0	0.02	27.50	0.12	0.72	0.02
	225.0	316.5	91.5	0.03	5.39	0.03	0.55	0.02

135-SL-BP	184.5	219.0	34.5	0.05	21.52	0.05	1.15	1.08
	315.0	342.0	27.0	0.03	13.89	0.03	1.07	0.27

136-SL-BP	49.5	174.0	124.5	0.12	47.37	0.08	2.38	2.45
incl.	82.5	120.0	37.5	0.18	96.68	0.15	4.79	5.30

137-SL-BP	136.5	219.0	82.5	0.05	26.53	0.05	1.47	1.62

138-SL-BP	76.5	160.5	84.0	0.04	10.95	0.03	0.62	0.42

139-SL-BP	4.0	211.5	207.5	0.03	10.38	--	0.83	0.11
incl.	85.5	181.5	96.0	0.04	10.09	--	1.14	0.12

140-SL-BP	111.0	174.0	63.0	0.02	5.33	--	0.84	0.01

141 -SL-BP	No Significant Values

142 -SL-BP		No Significant Values

143 -SL-BP	130.5	204.0	73.5	0.02	5.67		0.74	0.03